Exhibit 99.1

Renren Announces Unaudited Fourth Quarter and Fiscal Year 2015 Financial Results

BEIJING, China, May 16, 2016 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

On November 19, 2015, the board of directors of the Company (the "Board") approved the disposition of the games business of the Company, based on the Company’s strategic decision to focus on its core social networking and internet finance businesses. The disposition was subsequently completed in March 2016. The Company has classified its games business as held for sale. Renren’s financial statements will reflect the effect of the discontinued operation of its games business. Retrospective adjustments to the historical statements of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, the operational results of the games business have been excluded from the Company’s financial results from continuing operations and have been separately presented under discontinued operations.

Fourth Quarter 2015 Highlights

•	Total net revenues were US$13.6 million, a 24.0% increase from the corresponding period in 2014.

—   Advertising and IVAS net revenues were US$8.2 million, a 24.8% decrease from the corresponding period in 2014.

—   Financing income was US$5.4 million, compared to US$0.03 million in the corresponding period of 2014.

•	Operating loss was US$29.0 million, compared to an operating loss of US$34.4 million in the corresponding period in 2014.

•	Net loss attributable to the Company was US$53.0 million, compared to a net income of US$35.0 million in the corresponding period in 2014.

•	Adjusted net loss (1) (non-GAAP) was US$43.2 million, compared to an adjusted net income of US$43.2 million in the corresponding period in 2014.

Fiscal Year 2015 Highlights

•	Total net revenues were US$41.1 million, an 11.9% decrease from 2014.

—   Advertising and IVAS net revenues were US$32.5 million, a 30.3% decrease from 2014.

—   Financing income was US$8.6 million, compared to US$0.03 million in 2014.

•	Gross profit was US$4.4 million, a 63.4% decrease from 2014.

•	Operating loss was US$105.3 million, compared to an operating loss of US$160.9 million in 2014.

•	Net loss attributable to the Company was US$220.1 million, compared to a net income of US$60.5 million in 2014.

•	Adjusted net loss (1) (non-GAAP) was US$193.3 million, compared to an adjusted net income of US$145.9 million in 2014.

(1)	Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. See “About Non-GAAP Financial Measures” below.

Fourth Quarter 2015 Results

Total net revenues for the fourth quarter of 2015 were US$13.6 million, representing a 24.0% increase from the corresponding period in 2014.

Advertising and IVAS net revenues were US$8.2 million, representing a 24.8% decrease from the corresponding period of 2014. Advertising revenues were US$2.0 million for the fourth quarter of 2015, a 52.7% decrease from the corresponding period of 2014. The decrease was due to increasing competition and the continuing migration of our traffic to mobile. Internet Value-Added Services (IVAS) revenues were US$6.2 million, representing a 7.5% decrease from the corresponding period in 2014. The decrease was mainly due to decreased revenue from VIP memberships and third party application developer revenues on the Renren platform. Monthly unique log-in users decreased from approximately 46 million in December 2014 to approximately 41 million in December 2015.

Financing income was US$5.4 million for the fourth quarter of 2015, compared to US$0.03 million in the corresponding period of 2014.

Cost of revenues was US$13.8 million, a 43.3% increase from the corresponding period of 2014.

Operating expenses were US$28.8 million, a 19.3% decrease from the corresponding period of 2014.

Selling and marketing expenses were US$6.7 million, a 16.4% decrease from the corresponding period of 2014. The decrease was primarily due to a decrease in advertising expenses, headcount reductions, and a decrease in personnel related expense

Research and development expenses were US$6.4 million, a 37.9% decrease from the corresponding period in 2014. The decrease was primarily due to headcount reductions and a decrease in personnel related expense.

General and administrative expenses were US$15.7 million, a 9.6% decrease from the corresponding period in 2014.

Share-based compensation expenses, which were all included in operating expenses, were US$11.0 million, compared to US$8.3 million in the corresponding period in 2014.

Operating loss was US$29.0 million, compared to an operating loss of US$34.4 million in the corresponding period in 2014.

Realized loss on short-term investments was US$0.7 million, compared to a gain of US$21.6 million in the corresponding period in 2014.

Loss in equity method investments (2) were US$10.6 million, compared to earnings of US$52.1 million in the corresponding period in 2014.

Net loss attributable to the Company (2) was US$53.0 million, compared to a net income of US$35.0 million in the corresponding period in 2014.

Adjusted net loss (non-GAAP) (2) was US$43.2 million, compared to an adjusted net income of US$43.2 million in the corresponding period in 2014. Adjusted net income (loss) is defined as income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill.

(2)	When preparing the Company’s consolidated financial statements as of and for the year ended December 31, 2015, the Company determined that certain of its investments which were accounted for as equity or cost method investments should have been recorded as available-for-sale investments. As a result, the Company’s previously reported unaudited financial results have been adjusted to reflect the reversal of US$3.8 million,US$7.6 million and US$8.9 million of loss in equity method investments for the first quarter, second quarter and third quarter of 2015, respectively, which resulted in decreases in net loss attributable to the Company from US$27.6 million to US$23.8 million, from US$78.0 million to US$70.3 million and from US$82.0 million to USS$73.1 million for the first quarter, second quarter and third quarter of 2015, respectively, as well as decreases in adjusted net loss (non-GAAP) from US$21.4 million to US$17.6 million, from US$71.9 million to US$64.3 million and from US$77.1 million to US$68.3 million for the first quarter, second quarter and third quarter of 2015, respectively.

Fiscal Year 2015 Results

Total net revenues in 2015 were US$41.1 million, an 11.9% decrease from 2014.

Advertising and IVAS net revenues were US$32.5 million, representing a 30.3% decrease from 2014. Advertising revenues were US$9.7 million in 2015, a 63.9% decrease from 2014. The decrease in advertising revenues was due to the continuing migration of our traffic from PC to mobile coupled with increasing competition. Internet Value-Added Services (IVAS) revenues were US$22.8 million for 2015, representing a 15.4% increase from 2014. The increase was mainly due to increased revenue from our social video platform "Woxiu."

Financing income was US$8.6 million, compared to US$0.03 million in 2014.

Cost of revenues in 2015 was US$36.7 million, a 5.9% increase from 2014.

Gross profit in 2015 was US$4.4 million, a 63.4% decrease from US$12.0 million in 2014. Gross margin in 2015 was 10.7%, compared to 25.7% in 2014.

Operating expenses in 2015 were US$109.7 million, a 36.6% decrease from 2014.

Selling and marketing expenses in 2015 were US$30.5 million, an 11.8% decrease from 2014, primarily due to decreased promotional expenses for Renren branding.

Research and development expenses in 2015 were US$32.4 million, a 24.1% decrease from 2014, primarily due to headcount reduction and decrease in personnel related expenses.

General and administrative expenses in 2015 were US$46.8 million, a 4.0% decrease from 2014.

Share-based compensation expenses in 2015, which were all included in operating expenses, were US$28.2 million, compared to US$23.6 million in 2014. The increase was mainly due to a modification which waived award conditions with respect to options.

Operating loss in 2015 was US$105.3 million, compared to US$160.9 million operating loss in 2014.

Realized loss on short-term investments was US$98.1 million, compared to realized gain on short-term investments of US$139.3 million in 2014.

Loss in equity method investments was US$5.5 million, compared to a gain of US$49.0 million in 2014.

Net loss attributable to the Company in 2015 was US$220.1 million, compared to a net income of US$60.5 million in 2014.

Adjusted net loss (non-GAAP) in 2015 was US$193.3 million, compared to an adjusted net income of US$145.9 million in 2014. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill.

Business Outlook

The Company expects to generate total net revenues in an amount ranging from US$10 million to US$11 million in the first quarter of 2016, representing a 19.9% to 31.9% year-over-year increase. This forecast reflects Renren's current and preliminary view, which is subject to change.

Conference Call Information

Due to the receipt of a non-binding proposal to acquire the Company, the Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily consumer financing and auto financing. Renren.com and our renren mobile application had approximately 228 million activated users as of December 31, 2015. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the first quarter of 2016 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	December 31,
per share, ADS, and per ADS data)	2014	2015

ASSETS

Current assets:
Cash and cash equivalents	$166,652	$56,226
Term deposits	494,065	—
Restricted Cash	—	122,316
Short-term investments	29,384	2,619
Accounts and notes receivable, net	11,599	4,044
Financing receivable, net	6,285	144,457
Prepaid expenses and other current assets	33,235	50,321
Amounts due from related parties	1,001	16,484
Current assets held for sale	20,982	7,471
Total current assets	763,203	403,938

Non-current assets:
Long-term financing receivable, net	—	15,273
Property and equipment, net	41,848	33,289
Long-term investments	319,656	810,990
Other non-current assets	21,691	2,313
Non-current assets held for sale	2,755	2,030

Total non-current assets	385,950	863,895

TOTAL ASSETS	$1,149,153	$1,267,833

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$4,127	$5,031
Short-term debt	—	106,919
Accrued expenses and other current liabilities	21,961	29,731
Payable to investors	—	48,893
Amounts due to related parties	37	36
Deferred revenue and advance from customers	3,749	3,885
Income tax payable	9,217	6,118
Current liabilities held for sale	6,953	8,138
Total current liabilities	46,044	208,751

Non-current liabilities:
Long-term debt	—	122,072
Other non-current liabilities	730	7,622
Total non-current liabilities	730	129,694

TOTAL LIABILITES	46,774	338,445

Shareholders' Equity:
Class A ordinary shares	720	714
Class B ordinary shares	305	305
Additional paid-in capital	1,224,393	1,243,083
Statutory reserves	6,712	6,712
Accumulated deficit	(137,266)	(357,394)
Accumulated other comprehensive income	7,774	37,124

Total Renren Inc. shareholders' equity	1,102,638	930,544

Noncontrolling Interests	(259)	(1,156)

TOTAL EQUITY	1,102,379	929,388

TOAL LIABILITIES AND EQUITY	$1,149,153	$1,267,833

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,	December 31,	December 31,	December 31,
per shares, ADS, and per ADS data)	2014	2015[2]	2015	2014	2015

Net revenues
Advertising and IVAS	$10,914	$7,312	$8,208	$46,641	$32,507
Financing income	27	1,507	5,363	27	8,604
Total net revenues	10,941	8,819	13,571	46,668	41,111

Cost of revenues	(9,624)	(7,633)	(13,794)	(34,663)	(36,720)

Gross profit (loss)	1,317	1,186	(223)	12,005	4,391

Operating expenses:
Selling and marketing	(8,052)	(7,418)	(6,731)	(34,593)	(30,502)
Research and development	(10,280)	(8,639)	(6,379)	(42,697)	(32,392)
General and administrative	(17,383)	(8,349)	(15,711)	(48,764)	(46,803)
Impairment of goodwill	—	—	—	(46,864)	—

Total operating expenses	(35,715)	(24,406)	(28,821)	(172,918)	(109,697)

Loss from operations	(34,398)	(23,220)	(29,044)	(160,913)	(105,306)

Other (expenses) income	(2,100)	216	(7,837)	(1,352)	(6,884)
Exchange loss on offshore bank accounts	(981)	(62)	(50)	(2,277)	(174)
Interest income	3,741	308	351	12,569	2,190
Interest expense	—	—	(2,041)	—	(2,041)
Realized gain (loss) on short-term investments	21,576	(49,742)	(677)	139,265	(98,112)
Impairment of equity method investments	—	—	(4,258)	—	(4,258)
Loss before provision of income tax, earnings (loss) in equity method investments and noncontrolling interest, net of income tax	(12,162)	(72,500)	(43,556)	(12,708)	(214,585)
Income tax (expenses) benefit	(5,870)	(1,626)	1,361	(6,517)	(3,124)

Loss before earnings (loss) in equity method investments and noncontrolling interest, net of income tax	(18,032)	(74,126)	(42,195)	(19,225)	(217,709)
Earnings (loss) in equity method investments, net of income tax	52,113	1,275	(10,593)	49,015	(5,468)
Income (loss) from continuing operations	34,081	(72,851)	(52,788)	29,790	(223,177)

Discontinued operation
Income (loss) from operations of discontinued operations, net of income tax	229	(351)	(1,356)	(27,194)	1,520
Gain on deconsolidation of the subsidiaries	489	—	—	489	—
(Loss) gain on disposal of equity method investment, net of income tax	(99)	—	—	56,993	—
Income (loss) from discontinued operations, net of income tax	619	(351)	(1,356)	30,288	1,520

Net income (loss)	34,700	(73,202)	(54,144)	60,078	(221,657)
Net loss attributable to noncontrolling interests	259	82	1,181	382	1,529

Net income (loss) attributable to Renren Inc.	$34,959	$(73,120)	$(52,963)	$60,460	$(220,128)

Net income (loss) per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$0.03	$(0.07)	$(0.05)	$0.03	$(0.22)
Diluted	$0.03	$(0.07)	$(0.05)	$0.03	$(0.22)
Net income (loss) per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$0.00	$(0.00)	$(0.00)	$0.03	$0.00
Diluted	$0.00	$(0.00)	$(0.00)	$0.03	$0.00
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.03	$(0.07)	$(0.05)	$0.06	$(0.22)
Diluted	$0.03	$(0.07)	$(0.05)	$0.06	$(0.22)
Net income (loss) attributable to Renren Inc. shareholders per ADS:
Basic	$0.10	$(0.22)	$(0.16)	$0.17	$(0.65)
Diluted	$0.10	$(0.22)	$(0.16)	$0.17	$(0.65)

Weighted average number of shares used in calculating net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,034,933,302	1,017,864,443	1,018,834,245	1,059,446,436	1,019,378,556
Diluted	1,040,849,227	1,017,864,443	1,018,834,245	1,067,631,709	1,019,378,556
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,034,933,302	1,017,864,443	1,018,834,245	1,059,446,436	1,019,378,556
Diluted	1,040,849,227	1,017,864,443	1,018,834,245	1,067,631,709	1,027,236,202

 Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

 Adjusted net income (loss)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands)	December 31,	September 30,	December 31,	December 31,	December 31,
	2014	2015[2]	2015	2014	2015

Net income (loss)	$34,700	$(73,202)	$(54,144)	$60,078	$(221,657)
Add back: Shared-based compensation expenses	8,325	4,917	10,961	23,604	28,241
Add back: Amortization of intangible assets	192	32	32	1,143	97
Add back: Impairment of goodwill	—	—	—	46,864	—
Add back: Impairment of intangible assets	—	—	—	14,250	—
Adjusted net income (loss)	$43,217	$(68,253)	$(43,151)	$145,939	$(193,319)